EXHIBIT 12.2
ARCHSTONE-SMITH TRUST
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED SHARE DIVIDENDS
(Dollar amounts in thousands)

	Years Ended December 31,
	2005(1)	2004(1)	2003(1)	2002(1)	2001(1)
Earnings from operations	$134,378	$116,701	$114,244	$117,336	$95,723
Add:
Interest Expense	187,982	144,500	121,671	123,506	56,332

Earnings as adjusted	$322,360	$261,201	$235,915	$240,842	$152,055

Combined fixed charges and Preferred Share dividends:
Interest expense	$187,982	$144,500	$121,671	$123,506	$56,332
Capitalized interest	39,111	23,572	26,854	32,377	29,186

Total fixed charges	227,093	168,072	148,525	155,883	85,518

Preferred Share dividends	3,831	10,892	20,997	32,185	25,877

Combined fixed charges and Preferred Share dividends	$230,924	$178,964	$169,522	$188,068	$111,395

Ratio of earnings to combined fixed charges and Preferred Share dividends	1.4	1.5	1.4	1.3	1.4

(1)	Net earnings from discontinued operations have been reclassified for all periods presented.